

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via Email
Nadir Ali
Chief Executive Officer
Sysorex Global Holdings Corp.
3375 Scott Blvd., Suite 440
Santa Clara, CA 95054

> **Re: Sysorex Global Holdings Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 13, 2014**
> **File No. 333-191648**

Dear Mr. Ali:

We have reviewed your registration statement and your letter dated March 13, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our March 4, 2014 letter.

General

1.   We note your disclosure on page II-3 and in footnote 2 on page 6 as well as the Form D filed on Mar. 13, 2014 regarding your recent sale of 400,000 shares to Geneseo Communications in reliance on Rule 506(c) of the Securities Act. Please provide us with your legal analysis of whether that private offering should be integrated with this concurrent public offering. For guidance, we refer you to Securities Act Release No. 8828 (Aug. 3, 2007) and Question 139.25 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Sections.

2.   We note that as part of the consideration for your purchase of AirPatrol Corporation, you intend to issue 2,000,000 shares of common stock. Please tell us in your response

whether you intend to register the issuance of these shares or whether you intend to rely on an exemption from registration and, if so, which exemption you will rely on.

Prospectus Summary

The Offering, page 6

3.   We note your disclosure in footnote 1 on page 6 that you have entered into a strategic relationship with Geneseo Communications. In your response, and with an eye towards future disclosure, please provide us with additional information on the nature and material terms of this relationship. Also, advise what consideration you have given to filing any agreements related to your strategic relationship with Geneseo Communications as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Risk Factors

Risks Relating to AirPatrol's Business and Industry, page 19

4.   We note the going concern opinion issued to AirPatrol Corporation. Please update your disclosure in this section, and elsewhere in your prospectus as appropriate, to describe this going concern opinion, and how it may impact your business operations and the integration of AirPatrol into your ongoing business operations, or tell us why this information would not be material to investors.

Executive Compensation, page 70

5.   Please tell us if Mr. Qureishi is an employee of the company. If he is not, please advise why he is included in the summary compensation table rather than in a director compensation table. Refer to paragraphs (m)(2)(i) and (r) of Item 402 of Regulation S-K. Also, please disclose if Mr. Oppenheim received any compensation for his services as a director during fiscal 2013.

Certain Relationships and Related Party Transactions, page 74

6.   Please update this section to disclose the Consulting Services Ordering Agreement entered into with Mr. Qureishi and filed as Exhibit 10.16, or tell us why you are not required to provide this information. See Item 404 of Regulation S-K.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or the undersigned, at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-Mail</u>
        Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP